Peter Jaslow Tel: 215.864.8737 Fax: 215.864.8999 jaslowp@ballardspahr.com

April 21, 2020

United States Securities and Exchange Commission Division of Corporation Finance Office of Trade Services 100 F Street N.E. Washington D.C. 20549 Attn: Nicolas P. Panos

Re:	Rokk3r Inc. Schedule 13E-3 Filed on April 3, 2020 File No. 005-78571

Ladies and Gentlemen:

We are providing this response letter on behalf of Rokk3r Inc. (the “Company”) with respect to the Staff’s comment letter dated April 9, 2020, regarding the above-referenced Schedule 13E-3 (the “Schedule 13E-3”).

For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response.  Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Schedule 13E-3.

General

1.

Under General Instruction D.1. of Rule 13e-100, the Schedule 13E-3 is required to be filed on the same day that the associated Schedule 14C was filed. Please advise us why this filing was not made in accordance with this provision.

RESPONSE:  We acknowledge the oversight and that the Schedule 13E-3 was required to have been filed at the same time as the filing of the Preliminary Information Statement. We note that simultaneous with this letter we are filing an amendment to both the Schedule 13E-3 (the “Amended Schedule 13E-3”) and an amendment to the Preliminary Information Statement (the “Amended Preliminary Information Statement” and, together with the Amended Schedule 13E-3, the “Amended Filings”).

United States Securities and Exchange Commission

April 21, 2020

2.

The legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders. As the Shareholder Letter included within the associated Schedule 14C is not a required disclosure under the federal securities laws, please revise to ensure that the legend appears on the outside front cover page of a federally-mandated disclosure document.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure on the cover of the Amended Preliminary Information Statement to add the legend required by Rule 13e-3(e)(1)(iii).

3.

Please advise us how the apparent conclusion was reached that none of the affiliates who executed the consents representing approximately 88% of the voting power of Rokk3r Common Stock were engaged in the Rule 13e-3 transaction. Refer to Rule 13e-3(b).

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Schedule 13E-3 to include Rokk3r Labs LLC, Rokk3r Fuel Fund 2, LP, Nabyl Charania, German Montoya, Jeffrey S. Ransdell and Salim Ismail as filing persons and signatories to the Schedule 13E-3.

4.	Please advise us how the disclosure required by paragraph (e) of Rule 13e-3 will be distributed to unaffiliated security holders. See Rule 13e-3(f)(1)(i).

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the Amended Information Statement to include the information required by paragraph (e) of Rule 13e-3 that was previously only disclosed in the Schedule 13E-3.  We also confirm that the Company intends to engage its exchange agent, Securities Transfer Corporation, to mail copies of the Definitive Information Statement to all Company stockholders.

Cover Page

5.	Please correct the telephone and facsimile number for person authorized to receive notices on behalf of the filer. See Rule 13e-100.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure on the cover page of the Amended Schedule 13E-3 to correct the telephone and facsimile number for the authorized notice person.

6.	Please provide us with a legal analysis that explains whether or not the filing fee was calculated in accordance Section 13(e)(4) of the Securities Exchange Act of 1934.

RESPONSE: We respectfully acknowledge the Staff’s comment and confirm that we have re-calculated the filing fee for the Amended Schedule 13E-3 in accordance with the Securities and Exchange Commission’s (the “Commission”) Fee Rate Advisory No. 1 for Fiscal Year 2020.  The previously paid filing fee of $4.00 exceeds the fee calculated pursuant to Fee Rate Advisory No. 1 for Fiscal Year 2020 of $2.60, and accordingly, no additional fee is required.

United States Securities and Exchange Commission

April 21, 2020

Introduction

7.	The filing has been introduced as a “Rule 13E-3 Transaction Statement.” Please revise to include the correct name and citation as specified by and provided within Rule 13e-100.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure to reference the name and citation specified by Rule 13e-100.

8.

The disclosure indicates that the Board approved the reverse stock split on March 16, 2020. Affiliates of the issuer are then described as having produced consents authorizing the reverse stock split on the next day. Advise us, with a view toward revised disclosure, whether Rokk3r or any person acting on its behalf solicited such consents. Refer to Rule 14a-1(l), which defines the term “solicit,” and Rule 14a-1(f), which defines the term “proxy” to include consents. Please also provide us with a brief legal analysis that explains how the decision was reached for Rokk3r to file an information statement under Section 14(c) instead of a proxy statement under Section 14(a) of the Securities Exchange Act of 1934.

RESPONSE: Of the Company’s stockholders, three (3) are members of the Company’s Board of Directors (the “Board”) (Messrs. Charania, Montoya and Ransdell). Messrs. Charania and Montoya hold investment and voting control over the shares held by Rokk3r Labs, LLC, holder of approximately 78% of the Company’s common stock.  Mr. Ransdell holds investment and voting control over the shares held by Rokk3r Fuel Fund 2, LP, holder of approximately 10% of the Company’s common stock.  These stockholders discussed and agreed on the corporate action and subsequently informed the Company, who approved the corporate action, at which point the stockholders executed the written consent.  The group of stockholders mentioned above engaged in informal discussions amongst themselves regarding the stockholder action.  The activities of these stockholders in obtaining the above-referenced written consents does not constitute a solicitation within the meaning of Section 14A-1(l) of the Exchange Act, because no proxy was sought and all signatures were obtained subsequent to a meeting of the Board approving this transaction.  Having been informed of the support of a majority of stockholders regarding these actions, the Board also approved of the action in conjunction with the stockholders’ written consents.  Accordingly, no solicitation was conducted on behalf of the registrant since only this small number of stockholders took action with respect to the transaction. Even if the foregoing activity constitutes a “solicitation” under Rule 14a-1(1), Rule 14a-2(b)(2) provides an exception for “any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.” Accordingly, because fewer than ten stockholders participated in discussions and consented to the action, any such activity is exempt from the requirement to file a proxy statement under Section 14(a) of the Exchange Act.

United States Securities and Exchange Commission

April 21, 2020

9.

The disclosure indicates “[t]he Reverse Stock Split is expected to take effect shortly following the mailing of a definitive Information Statement on Schedule 14C...” Please advise us, with a view toward revised disclosure, whether or not “shortly after” is intended to mean 20 days. See Rule 14c-2(b) of Regulation 14C which provision requires that the information statement must be distributed at least 20 calendar days before the corporate action may be taken pursuant to the consents or authorizations of security holders.

RESPONSE: We confirm that “shortly following the mailing of the definitive Information Statement…” was intended to in no event be sooner than 20 days. We have revised the Amended Preliminary Information Statement to clarify this intent.

Item 13. Financial Statements, page 9

10.

Audited financial statements for the two fiscal years required to be filed with Rokk3r's most recent annual report under Section 13(a) of the Securities Exchange Act must be included. Please advise us how the “required to be filed” proviso within associated Item 1010(a) of Regulation M-A is being interpreted by Rokk3r given that the most recent annual report on Form 10-K reflects audited financial statements for the fiscal year end of December 31, 2018.

RESPONSE: Item 1010(a) of Regulation M-A requires inclusion of audited financial statements for the two fiscal years required to be filed with the Company’s most recent annual report.  At the time of filing of the Preliminary Information Statement on March 17, 2020, the information required to be filed was that for the completed fiscal years 2017 and 2018.

We respectfully acknowledge that the Company was responsible for filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “2019 10-K”) following the completion of its 2019 fiscal year.  However, because the Preliminary Information Statement was filed prior to the deadline of March 30, 2020 for the filing of the 2019 10-K, the Company’s audited financial statements for the fiscal year ended December 31, 2019 were not yet “required to be filed.”  In addition, while such original deadline has passed, due to circumstances related to COVID-19, the Company relied on the Commission’s Order under Section 36 of the Exchange Act, Granting Exemptions From Specified Provisions of the Exchange Act and Certain Rules Thereunder dated March 4, 2020 (Release No. 34-88318) to delay the filing of its 2019 10-K until May 14, 2020.  Accordingly, the Company’s audited financial statements for the fiscal year ended December 31, 2019 are not “required to be filed” at this time.  In order to accelerate that timing, it will cause an undue hardship to the Company, and the Company will incur a disproportionate expense in having audit opinions issued for fiscal year 2019.  Company stockholders, ultimately, will bear the burden of these costs, as they will be paid from the available cash on hand.  In light of the foregoing, the Amended Filings include the Company’s audited financial statements for fiscal years 2017 and 2018.

United States Securities and Exchange Commission

April 21, 2020

11.

Given that financial statements have been incorporated by reference in order to fulfill Rokk3r’s disclosure obligations, summarized financial information must be included pursuant to Instruction 1 thereto. This summarized financial information is required to have been prepared in accordance with Item 1010(c) of Regulation M-A and must be printed in the disclosure document. Please revise to include the information required by Item 1010(c)(1), or advise. For guidance relating to the application of a nearly identical instruction in the context of a tender offer, please refer to interpretation I.H.7 in our July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations accessible at: https://www.sec.gov/interps/telephone/phonesupplement3.htm

RESPONSE: In response to the Staff’s comment, the Amended Schedule 13E-3 includes such summary financial information for the reporting periods covered by Item 13 of Schedule 13E-3.

Exhibit (a)(1) | Preliminary Information Statement under cover of Schedule 14C

Letter to Stockholders

12.

The disclosure indicates that the “Reverse Stock Split was approved by our Board on March 13, 2020, and the Consenting Stockholders approved these actions by written consent in lieu of a special meeting on March 13, 2020…” These dates are inconsistent with those provided within the Schedule 13E-3. Please reconcile these disclosures.

RESPONSE: In response to the Staff’s comment, we have revised the letter to stockholders to reflect the dates in the Amended Schedule 13E-3.

Determination of the Company’s Board of Directors, page 8

13.	Please revise to state, if true, that the Board produced the fairness determination on behalf of Rokk3r. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company of the Rule 13e-3 transaction as distinguished from the Board. The term “subject company” is defined in Item 1000(f) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 8 of the Amended Preliminary Information Statement to respond to the Staff’s comment.

United States Securities and Exchange Commission

April 21, 2020

14.	Please revise to indicate, if true, that a specific going concern value was not calculated or considered by the Board on behalf of Rokk3r when the required fairness determination was made. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 14 to indicate that a specific going concern value was not calculated by the Board and thus was not considered by the Board in making its fairness determination.

Q: What are some of the advantages of the Reverse Stock Split?, page 11

15.

Please identify the constituency or constituencies expected to benefit from the anticipated annual savings of $900,000 in regulatory compliance-related costs. Refer to Item 7 of Schedule 13E-3, Item 1013 of Regulation M-A and corresponding Instruction 2 to Item 1013.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 10, 17 and 25 of the Amended Preliminary Information Statement to state that the Company, its affiliates and remaining stockholders are expected to benefit from the anticipated savings in regulatory and compliance-related costs.

Effects of the Reverse Stock Split on Affiliated Stockholders, page 29

16.

Rokk3r suffered net operating losses in fiscal years ending 2017 and 2018. Please revise to specify, if true, that the affiliated stockholders are expected to become the beneficiaries of Rokk3r’s future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company has added the following language on page 24 of the Amended Preliminary Information statement, under the caption “Effects of the Reverse Stock Split on Affiliated Stockholders”: “However, only those who remain stockholders following the Reverse Stock Split, whether such stockholders are affiliated or unaffiliated with the Company, will benefit from the Company’s future use of any available operating loss carryforwards.  Note, however, that the Company believes that the likelihood that any stockholder remaining following the Reverse Stock Split will derive a benefit from any future use of Company operating loss carryforwards is low given that the Company has historically had substantial operating loss carryforwards that have remained unused and the Company is uncertain whether it will be able to utilize any operating loss carryforwards in the foreseeable future.”

United States Securities and Exchange Commission

April 21, 2020

Please contact Nabyl Charania, the Chief Executive Officer of the Company, at (786) 780-3333, or me at (215) 864-8737, if you have any questions about our response.

Very truly yours,

/s/ Peter Jaslow

Peter Jaslow

PJ/lrk

cc:        Nabyl Charania